Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its **Subsidiaries**):

RMB INVESTORS TRUST
115 SOUTH LASALLE STREET, 34TH FLOOR

CHICAGO, IL 60603

Bond Number: 82472898

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on August 1, 2016
to 12:01 a.m. on August 1, 2017

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$ 1,250,000	$ 5,000
2.	On Premises	$ 1,250,000	$ 5,000
3.	In Transit	$ 1,250,000	$ 5,000
4.	Forgery or Alteration	$ 1,250,000	$ 5,000
5.	Extended Forgery	$ 1,250,000	$ 5,000
6.	Counterfeit Money	$ 1,250,000	$ 5,000
7.	Threats to Person	$ 1,250,000	$ 5,000
8.	Computer System	$ 1,250,000	$ 5,000
9.	Voice Initiated Funds Transfer Instruction	$ 1,250,000	$ 5,000
10.	Uncollectible Items of Deposit	$ 1,250,000	$ 5,000
11.	Audit Expense	$ 1,250,000	$ 5,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

O THE TERMS OF THE FOLLOWING SIMULTANEOUSLY HEREWITH:

ENDORSEMENTS EXECUTED

14-02-9228

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary

President

Countersigned by ___ August 19, 2016 ___

Authorized Representative

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee

1. Loss resulting directly from **Larceny** or **Embezzlement** committed by any **Employee**, alone or in collusion with others.

On Premises

2. Loss of **Property** resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such **Property** is lodged or deposited at premises located anywhere.

In Transit

3. Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere:

   a. in an armored motor vehicle, including loading and unloading thereof,

   b. in the custody of a natural person acting as a messenger of the ASSURED, or

   c. in the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle provided, however, that covered **Property** transported in such manner is limited to the following:

      (1) written records,

      (2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

      (3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

   Coverage under this INSURING CLAUSE begins immediately on the receipt of such **Property** by the natural person or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Insuring Clauses
(continued)

Forgery Or Alteration

4. Loss resulting directly from:

   a. **Forgery** on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of **Property**, or

   b. transferring, paying or delivering any funds or other **Property**, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other **Property**, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an **Investment Company**, or of any financial institution or **Employee** but which instructions, advices or applications either bear a **Forgery** or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or **Employee**;

   excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

   For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery

5. Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

   a. acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original **Securities, documents or other written instruments** which prove to:

      (1) bear a **Forgery** or a fraudulently material alteration,

      (2) have been lost or stolen, or

      (3) be **Counterfeit**, or

   b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any **Securities, documents or other written instruments**.

   Actual physical possession, and continued actual physical possession if taken as collateral, of such **Securities, documents or other written instruments** by an **Employee, Custodian**, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

Insuring Clauses

Extended Forgery *(continued)*		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any **Counterfeit** money.

Threats To Person	7.	Loss resulting directly from surrender of **Property** away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an **Employee** as defined in SECTION 1.e. (1), (2) and (5), a **Relative** or invitee of such **Employee**, or a resident of the household of such **Employee**, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such **Property**:

a. the **Employee** who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any **Employee** of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such **Employee** has a legal or equitable interest.

Computer System	8.	Loss resulting directly from fraudulent:

a. entries of data into, or

b. changes of data elements or programs within,

a **Computer System**, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

Insuring Clauses
(continued)

Voice Initiated Funds Transfer Instruction	9.	Loss resulting directly from **Voice Initiated Funds Transfer Instruction** directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of **Investment Company** shares from a **Customer's** account, provided such **Voice Initiated Funds Transfer Instruction** was:

    a.   received at the ASSURED'S offices by those **Employees** of the ASSURED specifically authorized to receive the **Voice Initiated Funds Transfer Instruction**,

    b.   made by a person purporting to be a **Customer**, and

    c.   made by said person for the purpose of causing the ASSURED or **Customer** to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all **Voice Initiated Funds Transfer Instructions** must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit	10.	Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any **Items of Deposit** which prove to be uncollectible, provided that the crediting of such account causes:

    a.   redemptions or withdrawals to be permitted,

    b.   shares to be issued, or

    c.   dividends to be paid,

from an account of an **Investment Company**.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold **Items of Deposit** for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such **Items of Deposit**.

Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense	11.	Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

General Agreements

<table>
<tr><td>*Additional Companies Included As Assured*</td><td>A.</td><td colspan="2">If more than one corporation, or **Investment Company**, or any combination of them is included as the ASSURED herein:</td></tr>
<tr><td></td><td></td><td>(1)</td><td>The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.</td></tr>
<tr><td></td><td></td><td>(2)</td><td>Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each **Investment Company** with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.</td></tr>
<tr><td></td><td></td><td>(3)</td><td>The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.</td></tr>
<tr><td></td><td></td><td>(4)</td><td>Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.</td></tr>
<tr><td></td><td></td><td>(5)</td><td>If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.</td></tr>
</table>

<table>
<tr><td>*Representation Made By Assured*</td><td>B.</td><td>The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.</td></tr>
<tr><td></td><td></td><td>The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.</td></tr>
<tr><td></td><td></td><td>Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.</td></tr>
</table>

General Agreements
(continued)

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company	C.	If the ASSURED, other than an **Investment Company**, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

     (1)   occurred or will occur on premises, or

     (2)   been caused or will be caused by an employee, or

     (3)   arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

     a.   gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

     b.   obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

     c.   on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - Notice To Company	D.	When the ASSURED learns of a change in control (other than in an **Investment Company**), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

     (1)   the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

     (2)   the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

     (3)   the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys' Fees	E.	The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

     (1)   an **Employee** admits to being guilty of **Larceny or Embezzlement**,

     (2)   an **Employee** is adjudicated to be guilty of **Larceny or Embezzlement**, or

General Agreements

Court Costs And
Attorneys' Fees
(continued)

(3)   in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an **Employee** would be found guilty of **Larceny or Embezzlement** if such **Employee** were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

RMB Investors Trust

Secretary's Certificate

I, Pat A. Colletti, Chief Financial Officer of the RMB Investors Trust (the "Trust"), hereby certify on behalf of the Trust as follows:

1.   Submitted herewith is a copy of the most recent Fidelity Bond (the "Bond") procured by the Trust, in the amount of $1,250,000 and in the form required by Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act").

2.   Attached hereto, as Exhibit A, is a copy of resolutions ratifying and approving the form and amount of the Bond, unanimously adopted by the Board of Trustees of the Trust, including a majority of such Trustees who are not "interested persons," as defined in the 1940 Act, of the Trust, at their meeting held on June 8, 2016.

3.   The premium with respect to the Bond has been paid for the period from approximately August 1, 2016 to August 1, 2017.

4.   The Board of Trustees of the Trust satisfies the fund governance standards set forth in Rule 0-1(a)(7) under the 1940 Act.

/s/ Pat A. Colletti
Pat A. Colletti
Chief Financial Officer

Dated: August 25, 2016

RMB Investors Trust

RESOLUTIONS

Adopted at the Meeting of
The Board of Trustees held on
June 8, 2016

RESOLVED: that, it is the finding of the Board, including a majority of the Independent Trustees of the Trust, that the final form of the amendment to the Fidelity Bond, extending coverage for the period beginning August 1, 2016 and ending August 1, 2017, is reasonable in form and amount, after having given due consideration to all matters deemed relevant, including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Trust's portfolios;

RESOLVED: that after taking all relevant factors into consideration, including, but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of amendment to the Fidelity Bond, and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insured and the extent to which the share of the premium allocated to each Fund is less than the premium each Fund would have had to pay if it had provided and maintained its own individual insured bond, it is the finding of the Board, including a majority of the independent Trustees, that the allocation of premium to be paid by each Fund under the Fidelity Bond is fair and reasonable to each Fund, and the same hereby is, ratified;

RESOLVED: that such amendment to the Fidelity Bond be, and it hereby is, ratified;

RESOLVED: that the Secretary of the Trust or that officer's designee is hereby instructed to file the amendment to the Fidelity Bond with the U.S. Securities and Exchange Commission and give such notice with respect to the amendment to the Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

RESOLVED: that the appropriate officer(s) of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.